Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated April 28, 2010

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OLO     PowerShares DB Crude Oil Long ETN
SZO     PowerShares DB Crude Oil Short ETN
DTO     PowerShares DB Crude Oil Double Short ETN
---

ETN and index data as of March 31, 2010

Description
The PowerShares DB Crude Oil Long Exchange Traded Note (Symbol: OLO),
PowerShares DB Crude Oil Short Exchange Traded Note (Symbol: SZO) and
PowerShares DB Crude Oil Double Short Exchange Traded Note (Symbol: DTO)
(collectively, the "PowerShares DB Crude Oil ETNs") are the first U.S.
exchange-traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of an oil-based commodity index.

All of the PowerShares DB Crude Oil ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index -- Oil, which is composed of certain crude oil futures contracts. The Long ETN is based on the Optimum Yield(tm)
version of the Index, and the Short and Double Short ETNs are based on the standard version of the Index.

PowerShares DB Crude Oil ETN and Index Data

Crude Oil Long                                  OLO
Crude Oil Short                                 SZO
Crude Oil Double Short                          DTO

Intraday indicative value symbols
Crude Oil Long                                OLOIV
Crude Oil Short                               SZOIV
Crude Oil Double Short                        DTOIV

CUSIP symbols
Crude Oil Long                            25154K866
Crude Oil Short                           25154K874
Crude Oil Double Short                    25154K809

Details
ETN price at initial listing                 $25.00
Inception date                              6/16/08
Maturity date                                6/1/38
Yearly investor fee                           0.75%
Listing exchange                          NYSE Arca
DB Optimum Yield Crude Oil(tm)Index        DBLCOCLT
DB Standard Crude Oil Index                 DBRCLTR

Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

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ETN Performance and Index History (%)(1)

                                1 Year       3 Year    5 Year     10 Year    ETN Inception
ETN Performance
Crude Oil Long                   43.14           --        --          --           -27.65
Crude Oil Short                 -35.70           --        --          --            39.26
Crude Oil Double Short          -64.88           --        --          --            60.51

Index History
Deutsche Bank Liquid
 Commodity Index --
 Optimum Yield Crude Oil
  +1x Levered                    43.14         2.72        --          --           -27.65
Deutsche Bank Liquid
 Commodity Index -- Oil
  -1x Levered                   -35.70        -5.94      0.22          --            39.26
Deutsche Bank Liquid
 Commodity Index -- Oil
  -2x Levered                   -64.88       -25.87    -13.06          --            60.51

Comparative Indexes(2)
SandP 500                        49.77        -4.17      1.92          --            -5.49
Barclays Capital U.S. Aggregate   7.69         6.14      6.14          --             7.21
------------------------------------------------------------------------------------------
Source: DB, Bloomberg

(1) Index history is for illustrative purposes only and does not represent actual PowerShares DB Crude Oil ETN performance. The inception date of the
Deutsche Bank Liquid Commodity Index -- Oil is Jan. 12, 2004. The inception date of the Index's Optimum Yield version is May 24, 2006. Index history is based on a combination of the monthly returns from the relevant Commodity Index
(as defined below) plus the monthly returns from the DB 3-Month T-Bill Index
(the "T-Bill Index"), resetting monthly as per the formula applied to the
PowerShares DB Crude Oil ETNs, less the investor fee. Index history for the
Long ETN is based on the Deutsche Bank Liquid Commodity Index -- Optimum Yield
Crude Oil(tm), and index history for the Short and Double Short ETNs is based on the standard version of the Deutsche Bank Liquid Commodity Index -- Light
Crude(tm) (the "Commodity Indexes"). The Commodity Indexes are intended to reflect changes in the market value of certain crude oil futures contracts. The
T-Bill Index is intended to approximate returns from investing in 3-month
United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. PAST PERFORMANCE DOES
NOT GUARANTEE FUTURE RESULTS. For current index and PowerShares DB Crude Oil
ETN performance, go to dbfunds.db.com/notes.

       powersharesetns.com | dbfunds.db.com/notes 800 983 0903 | 877 369 4617

p01

OLO PowerShares DB **Crude Oil Long** ETN

SZO PowerShares DB **Crude Oil Short** ETN

DTO PowerShares DB **Crude Oil Double Short** ETN

Index data as of March 31, 2010

Volatility (%)[1,2]	**Index +1x**	**Index -1x**	**Index -2x**
1 Year	30.20	30.60	61.20
3 Year	35.59	40.63	81.33
5 Year	–	35.09	70.20

Historical Correlation[1,2]	**Index +1x**	**Index -1x**	**Index -2x**
3 Year			
S&P 500	0.516	–	–
Barclays Capital U.S. Aggregate	0.029	–	–
5 Year			
S&P 500	–	-0.412	-0.413
Barclays Capital U.S. Aggregate	–	0.038	0.038

Annual Index Performance (%)[1]	**Index +1x**	**Index -1x**	**Index -2x**
2004	–	-38.56	-67.75
2005	–	-19.44	-41.25
2006	1.57	22.56	36.16
2007	38.05	-33.15	-61.35
2008	-41.23	69.02	129.54
2009	35.25	-23.77	-50.96
2010 YTD	2.84	-5.41	-11.98

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

The PowerShares DB Crude Oil ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage risk and the consequences of seeking monthly leveraged investment results, and who intend to actively monitor and manage their investments. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

The PowerShares DB Crude Oil ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Crude Oil ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Crude Oil ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Crude Oil ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Crude Oil ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Crude Oil ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Crude Oil ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Crude Oil ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Crude Oil ETNs.

The PowerShares DB Crude Oil ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Crude Oil ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Crude Oil ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Crude Oil ETNs are concentrated in crude oil futures contracts. The market value of the PowerShares DB Crude Oil ETNs may be influenced by many unpredictable factors, including, among other things, volatile oil prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Crude Oil ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Crude Oil Double Short ETN is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB Crude Oil ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Crude Oil ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

Not FDIC Insured – No Bank Guarantee – May Lose Value

What are the PowerShares DB Crude Oil ETNs?

The PowerShares DB Crude Oil ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of a Deutsche Bank crude oil index. The Long ETN is linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Crude Oil™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain crude oil futures contracts. The Optimum Yield™ version of the index attempts to minimize the negative effects of contango and maximize the positive effects of backwardation by applying flexible roll rules to pick a new futures contract when a contract expires. The standard version of the index, which does not attempt to minimize the negative effects of contango and maximize the positive effects of backwardation, uses static roll rules that dictate that an expiring futures contract must be replaced with a contract having a predefined expiration date.

Investors can buy and sell the PowerShares DB Crude Oil ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Crude Oil ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Crude Oil ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[3]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer

[2] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

[3] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax adviser.

Long, Short, and **Leveraged** exposure to commodities has never been easier.℠

© 2010 Invesco PowerShares Capital Management LLC

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